UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Mistras Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60649T 107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60649T 107		SCHEDULE 13G

1	Names of Reporting Persons Sotirios J. Vahaviolos

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 13,414,686 (includes options to purchase 1,950,000 shares exercisable within 60 days of December 31, 2013 and 68,329 restricted stock units)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 13,414,686 (includes options to purchase 1,950,000 shares exercisable within 60 days of December 31, 2013 and 68,329 restricted stock units)

	8	Shared Dispositive Power 0

9

Aggregate Amount Beneficially Owned by Each Reporting Person
13,414,686 (includes options to purchase 1,950,000 shares exercisable within 60 days of December 31, 2013 and 68,329 restricted stock units)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percentage of Class Represented by Amount in Row 9 44.1%*

12	Type of Reporting Person (See Instructions) IN

* This percentage calculation is based on 30,401,180 outstanding shares as of December 31, 2013, consisting of 28,382,851 shares issued and outstanding, 68,329 restricted stock units held by the reporting person, and 1,950,000 shares which may be acquired by the reporting person pursuant to options which are exercisable within 60 days.

CUSIP No. 60649T 107	SCHEDULE 13G

Item 1(a).	Name of Issuer: Mistras Group, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 195 Clarksville Road, Princeton Junction, New Jersey 08550

Item 2(a).	Name of Person Filing: Sotirios J. Vahaviolos
Item 2(b).	Address of Principal Business Office or, if none, Residence: 195 Clarksville Road, Princeton Junction, New Jersey 08550
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value
Item 2(e).	CUSIP Number: 60649T 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

CUSIP No. 60649T 107	SCHEDULE 13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 13,414,686 (includes options to purchase 1,950,000 shares exercisable within 60 days of December 31, 2013 and 68,329 restricted stock units)
(b) Percent of class: 44.1% (See footnote to 11 above on Page 2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 13,414,686 (includes options to purchase 1,950,000 shares exercisable within 60 days of December 31, 2013 and 68,329 restricted stock units)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 13,414,686 (includes options to purchase 1,950,000 shares exercisable within 60 days of December 31, 2013 and 68,329 restricted stock units)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 60649T 107	SCHEDULE 13G

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2014

/s/ Sotirios J. Vahaviolos